Mail Stop 6010

July 25, 2007

Mr. David Bailey
Chief Executive Officer
Staar Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

      Re: **Staar Surgical Company**
             Form 10-K for the Fiscal Year Ended December 29, 2006
             Filed March 29, 2007
             File No. 000-11634

We have reviewed your filings and your response letter dated July 24, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

-Results of Operations, page 32

1.   Please refer to prior comments 1-4. Since you are incorporating this filing by reference within your Form S-3 filed on May 21, 2007, please amend your filing to comply with Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) with respect to any non-GAAP measures presented. Otherwise, you should remove references to those non-GAAP measures.

2.   Please refer to prior comment 5. We note from your response that you do not believe that Item 10(e)(ii)(A) of Regulation S-K applies to your cash usage disclosures "since certain of your securities previously treated as cash equivalents were affected by the uncertainties that required that they be disclosed instead as short-term investments, the purchase of sale of which may be disclosed on a gross basis." Please tell us and, if material, revise your filing to explain what is meant by this statement since purchases and sales of investments require cash settlement. Refer to Item 10(e)(ii)(A) of Regulation S-K.

Item 9. Evaluation of Disclosure Controls and Procedures, page 44

3.   Please refer to prior comment 7. Please revise your filing to include the information provided within your response, or tell us why you believe additional disclosure is not required.

Consolidated Financial Statements, page F-1

-Consolidated Statement of Cash Flows, page F-8

4.   Please refer to prior comment 10. We note from your response you believe that these notes receivable are separate and distinct investments and you classified the repayment of these loans as investing activities within your consolidated statement of cash flows. In situations where you believe that you have chosen an acceptable classification but have identified diversity in practice or believe a different classification may also be acceptable, please tell us and revise your future filings to provide quantified disclosures that are sufficient to inform investors of the classification chosen *and* the alternative classification considered such as classifying activities from these notes receivable as financing activities within your consolidated statement of cash flows since the underlying transactions related to these notes from former directors was for the exercise of stock

options and warrants. Refer to paragraph 20 of SFAS 95 and page 35 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Dated November 30, 2006 found at our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

5.   Please refer to prior comment 11. We note that the effect of exchange rate changes on cash and cash equivalents in your statements of cash flows is $743, $(878) and $452 in fiscal years 2006, 2005 and 2004, respectively. We also note that the foreign currency translation adjustment reported in your statement of shareholders' equity was $743, $(878) and $452 in fiscal years 2006, 2005 and 2004, respectively. As such, it appears that the amount reflected as the effect of exchange rate changes on cash and cash equivalents in your statements of cash flows may not have been calculated in accordance with paragraph 25 of SFAS 95. Please revise or advise.

Acknowledgements

6.   We noted that the acknowledgements were not in the exact form previously requested. Please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated Commission or any person under the federal securities laws of the United States.

        As appropriate, please amend your December 29, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David Bailey
Staar Surgical Company
July 25, 2007
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Kate Tillan
Assistant Chief Accountant